Filed Pursuant to Rule 433
File No. 333-133703
May 23, 2006

Canadian National Railway Company Pricing Term Sheet

	Notes	Debentures

Issuer:	Canadian National Railway Company

Security Type:	5.80% Notes due June 1, 2016	6.20% Debentures due
June 1, 2036

Size:	US$250,000,000	US$450,000,000

Maturity:	June 1, 2016	June 1, 2036

Coupon:	5.80%	6.20%

Price to Public:	99.685% of face amount	99.662% of face amount

Yield to maturity:	5.842%	6.225%

Spread to Benchmark Treasury:	+77bp	+97bp

Benchmark Treasury:	5.125% due 5/15/2016	5.375% due 2/15/2031

Benchmark Treasury Price and Yield:	100-13 5.072%	101-20+ 5.255%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2006	June 1 and December 1, commencing December 1, 2006

Redemption:	At any time at a discount rate of Treasury plus 15 basis points	At any time at a discount rate of Treasury plus 20 basis points

Trade Date:	May 23, 2006

Settlement Date:	(T+5); May 31, 2006

Ratings:	A3/A-/A(low)

Underwriters:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Harris Nesbitt Corp.
Scotia Capital (USA) Inc.
BNP Paribas Securities Corp.
RBC Capital Markets Corporation
Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc., collect, at 1-212-834-4533 or Citigroup Global Markets Inc., toll free, at 1-877-858-5407.